SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.                 )

Filed by the Registrant  |_|
Filed by a Party other than the Registrant  |X|

Check the appropriate box:
|_|  Preliminary Proxy Statement               |_|      Confidential, For Use
                                                        of the Commission Only
                                                        (as permitted by
                                                        Rule 14a-6(e) (2))

|_|  Definitive Proxy Statement
|_|  Definitive Additional Materials
|X|  Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                  Metromedia International Group, Inc.
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Its Charter)

Elliott Associates, L.P. and Elliott International, L.P.
--------------------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment  of Filing Fee (Check the appropriate box): |X| No fee required.
         |_| Fee computed on table below per Exchange Act Rules 14a-6(i) (1) and 0-11.

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pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee
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     |_| Fee paid previously with preliminary materials:


     |_| Check box if any part of the fee is offset as  provided by Exchange
Act Rule 0-11 (a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number,
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                                [Lens Letterhead]

                                                FOR IMMEDIATE RELEASE
         Contact: Richard A. Bennett            Scott Sunshine or Carol Crane
              Chief Activism Officer            TowersGroup
              Lens                              (212) 354-5020
              (207) 775-4296                    scottsunshine@towerspr.com
              rbennett@lens-inc.com             carolcrane@towerspr.com


                   METROMEDIA INTERNATIONAL GROUP SHAREHOLDERS
           FILE PRELIMINARY PROXY STATEMENT - NOMINATE THREE DIRECTORS
                       ------------------------------------

                         Offer Two Shareholder Proposals


Portland, ME, April 17, 2001 - Elliott Associates, L.P and Elliott International, L.P., institutional investment firms under common management, have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the 2001 Annual Meeting of Metromedia International Group, Inc. [AMEX: MMG]. The proxy nominates three candidates to the MMG Board of Directors and puts forward two shareholder proposals. Elliott Associates and Elliott International are working with Lens Investment Management, the shareholder activism specialist, in their dealings with MMG.

     Candidates for Metromedia International Group's Board of Directors are (biographies follow):

        o Robert A.G. Monks
        o John P.M. Higgins
        o Robert B. Holmes

The shareholder proposals would amend MMG's bylaws to: 1) allow no more than one insider to serve on the Board; and 2) permit shareholders to call for special meetings.

The preliminary proxy statement, which can be found on the SEC's Website at www.sec.gov or www.freeedgar.com, outlines the shareholders' concerns with MMG's severely depressed stock price and the direction in which MMG's Board and management are leading the company. In the preliminary proxy statement, the shareholders indicate their belief that MMG could be worth in excess of $9.00 per share based on the implied value of MMG's interests in its constituent units, net of debt. MMG closed yesterday, April 16, at $2.62 per share. METROMEDIA INTERNATIONAL GROUP SHAREHOLDERS.../PAGE 2

The filing outlines shareholders' opposition to what they believe to be MMG's "abysmal stock price performance" over the last five years, its unusually complicated corporate structure, its confusing financial reporting, its inconclusive efforts to sell the non-core Snapper lawn and garden equipment business, the lack of equity analyst coverage, the distraction of company management caused by executive positions held at other companies, and the dominance of insiders on the company's Board of Directors. The filing sets forth a program of actions to be advocated by the nominees in order to address these issues and maximize stockholder value.

Metromedia International Group, Inc. is a global communications and media company operating telephony and television businesses in Eastern Europe, the republics of the former Soviet Union and other emerging markets. The company, headed by Chairman John W. Kluge and CEO Stuart Subotnick, also owns the lawn and garden equipment manufacturer Snapper, which it has called a "non-core" asset.

Elliott Associates, L.P. and Elliott International, L.P. are institutional investors with a collective ownership of approximately 3.7% of MMG Common Stock. Elliott Associates is based in New York, and Elliott International is based in the Cayman Islands. The investment activities of Elliott Associates and Elliott International are under common management.

Founded in 1991 by Robert A.G. Monks as an investment management firm, Lens was among the first fund managers to take an active role in corporate governance. Over the past decade, Lens, which no longer operates as a portfolio manager, but rather as a specialist in investor activism, has succeeded in increasing the value of shareholders' investment in companies including Scott Paper, American Express, Eastman Kodak and Pioneer Group. A copy of this and all previous Lens press releases relating to MMG can be found online at www.lens-inc.com.

The persons issuing this press release (the "Participants") have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the solicitation of proxies with respect to MMG. They advise all MMG stockholders to read the preliminary proxy statement because it contains important information, including the identities of the Participants and a description of their interests. The preliminary proxy statement is available at no charge on the SEC's Website at www.sec.gov.
                                                                  ###

METROMEDIA INTERNATIONAL GROUP SHAREHOLDERS.../PAGE 3

Biographies of Candidates

ROBERT A. G. MONKS,  Age 67
Mr. Monks is currently the Chairman of Lens, a Maine limited liability company ("Lens") and a shareholder activist specialist, and has been a principal in and a participant in the management of Lens since 1990. Monks has also served as a director of Ram Trust Services Inc., a Portland, Maine-based investment management organization ("Ram"), and as Joint Deputy Chairman of Hermes Lens Asset Management Ltd., a United Kingdom corporation and an investment management and investment advisory business ("Hermes Lens"), since 1998. Formerly, Mr. Monks served as a Director of Tyco International Ltd., a diversified manufacturing and service company; the Jeffries Group; and The Boston Company, an institutional investor.

JOHN P. M. HIGGINS,  Age 52
Mr. Higgins has been a principal in and served as the President and Chief Investment Officer at Lens since 1992. Since March 1996, he has also been the President and a director of Ram and an alternate director of Hermes Lens since 1998. Mr. Higgins was a founding director and Chairman of the Executive Committee of Atlantic Bank, N.A., a national bank, from 1994 until 1997.

ROBERT B. HOLMES,  Age 69
Mr. Holmes has served as Senior Advisor at Lens since 1995. Since March 1996, he has been an advisor to Mitsubishi Corporation, a Japanese trading company; an advisor to Mitsubishi International Corp., the primary United States subsidiary of Mitsubishi Corporation; and an advisor to MC Financial Services, Inc., a United States subsidiary of Mitsubishi Corporation. Since 1998, he has been an advisor to Nihon Nosan Kogyo K.K., a Japanese company that processes grain, animal feed products and various consumer food products. From 1994 until 1996, Mr. Holmes was a Director of Atlantic Bank N.A. and he is currently a Director of Mitsubishi International Corp. and an Advisory Director of Ripplewood Holdings L.L.C., a manager of private equity funds.